Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Hexact, Inc.
1250 E. Hallandale Beach Blvd
Hallandale Beach, FL 33009
https://hexact.io/

Up to $998,999.85 in Common Stock at $1.23
Minimum Target Amount: $9,999.90

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Hexact, Inc.
Address: 1250 E. Hallandale Beach Blvd, Hallandale Beach, FL 33009
State of Incorporation: DE
Date Incorporated: February 20, 2019

Terms:

Equity

Offering Minimum: $9,999.90 | 8,130 shares of Common Stock
Offering Maximum: $998,999.85 | 812,195 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.23
Minimum Investment Amount (per investor): $248.46

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives

Time-Based:

Friends and Family Early Birds

Invest within the first 7 days and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first 14 days and receive 15% bonus shares.

Early Bird Bonus

Invest within the first 30 days and receive 10% bonus shares.

Amount-Based:

$500+ | Tier 1

Invest $500+ and receive 5% Bonus Shares.

$1,000+ | Tier 2

Invest $1,000+ and receive 7% Bonus Shares.

$2,500+| Tier 3

Invest $2,500+ and receive 10% Bonus Shares + 1-year free access to 1 product of your choice.

$5,000+ | Tier 4

Invest $5,000+ and receive 15% Bonus Shares + 1-year free access to 2 products of your choice.

$10,000+ | Tier 5

Invest $10,000+ and receive 20% Bonus Shares + 1-year free access to 4 products.

Invitation to join Hexact's LinkedIn Investor community for ALL investors

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Hexact, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.23 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $123. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Hexact, Inc. was formed in Delaware on February 20th, 2019. The Company's ecosystem consists of 4 SaaS products working together in the same environment. The products are Hexometer, Hexowatch, Hexomatic, and Hexospark. Hexact Inc. also has a subsidiary, Hexact LLC. Hexact LLC is an Armenian entity currently 100% owned by Stepan Aslanyan the Hexact CEO which primarily functions as the software development arm of the business. As of February 28, 2023, Hexact LLC invoices Hexact, Inc. for software development and software maintenance services on a monthly basis (please refer to the related party transactions section). Hexact LLC is currently in the process of transitioning to be a wholly owned subsidiary of Hexact Inc., with a targeted date of completion by June 2023.

We're sure there has been a time when you have been sitting at your computer copy-pasting a bunch of stuff in a spreadsheet or spending hours trying to find a developer to help you automate the simple things that you still do by hand. Did you think to yourself, "geez, it's the 21st century, and I'm still here doing this by hand. There has to be a better way". There is! Automating your workflows can save you up to 30% of your and your team's time and let you focus on winning the day. All you need is a group of AI-driven sidekicks to help you. The Hexact ecosystem allows you to automate your daily repetitive tasks with no coding or hefty budgets required.

Competitors and Industry

INDUSTRY

The workflow automation market is expected to reach a whopping 78 billion in 2030. The CAGR is 23%. This is driven by a key problem - 30% of skilled labor time and resources are wasted on menial and repetitive tasks. Companies simply cannot be competitive with that much operational inefficiency.

COMPETITORS

Zapier - although technically Zapier is an automation tool that allows you to connect different workflows it only acts as the "broker" between the different services. You must buy the different services, and hire a developer to connect those services to Zapier before you get any value. All Hexact products are ready to go from the moment you subscribe. With over 100 automations and hundreds of different features built-in you simply can point and click and you are on your way.

UiPath - UiPath has a very hefty upfront setup cost. You need to hire consultants to analyze your needs, then pay an onboarding team to customize your solution. This makes UiPath inaccessible to many businesses. At Hexact we pride ourselves on accessibility - an affordable and simple solution.

Current Stage and Roadmap

Current Stage

From 2019 until today, Hexact has successfully launched 4 products into our ecosystem. With the latest launch happening in September 2022. We are happy to say that we have crossed the 100,000-user threshold as well as the 1 million revenue threshold. Since the first revenue year, we have increased sales 2X year on year.

Future Roadmap

Hexact is at a phase where we have product market fit, we have a loyal customer base and we have the right ecosystem - now is the time to accelerate our growth; adding fuel to the already burning fire. We expect to expand our business development and sales team, adding to our outbound marketing efforts as well as continuing the high rate of product upgrades. We hope to more than double our revenue in 2023. We also have new and exciting products in the pipeline.

The Team

Officers and Directors

Name: Stepan Aslanyan

Stepan Aslanyan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Board Director
  Dates of Service: February, 2019 - Present
  Responsibilities: Oversee operations and Board of Directors. Stepan currently receives salary compensation of $80,000 per year.

Name: Christopher George Michel Closset

Christopher George Michel Closset's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CMO & Board Member
  Dates of Service: April, 2020 - Present

Responsibilities: Overseeing product, marketing, and advertising strategy. Christopher currently receives salary compensation of $60,000 per year.

Other business experience in the past three years:

- **Employer:** Leverage Works
  Title: Director
  Dates of Service: February, 2011 - Present
  Responsibilities: Director

Name: Gevorg Muradyan

Gevorg Muradyan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Country manager (director of operations in Armenia)
  Dates of Service: September, 2022 - Present
  Responsibilities: Advise on designing and developing company development strategies and plans. Provide assistance with implementation of these plans and strategies. Gevorg currently receives salary compensation of $36,000 for this role.

- **Position:** Board Member
  Dates of Service: June, 2020 - Present
  Responsibilities: Board Member

Other business experience in the past three years:

- **Employer:** Yerevan State University
  Title: Chairman of Board of Trustees
  Dates of Service: January, 2019 - September, 2020
  Responsibilities: Chairman of Board of Trustees

Other business experience in the past three years:

- **Employer:** Metrica Group
  Title: CEO
  Dates of Service: August, 2018 - Present
  Responsibilities: CEO

Other business experience in the past three years:

- **Employer:** Boltzman LLC

Title: Co-Founder
Dates of Service: July, 2018 - Present
Responsibilities: Gevorg is the Co-Founder of Boltzman LLC but is not currently engaged in its daily operations.

Name: Armen Avak Avakian

Armen Avak Avakian's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Business Development Officer
  Dates of Service: November, 2021 - Present
  Responsibilities: Sales development, business strategy, affiliate program development, influencer marketing strategy and execution. Armen currently receives salary compensation of $60,000 per year for this role.

- **Position:** Board Member
  Dates of Service: June, 2020 - Present
  Responsibilities: Board Member

Other business experience in the past three years:

- **Employer:** American University of Armenia
  Title: Professor
  Dates of Service: March, 2012 - Present
  Responsibilities: Lecturing the MBA cohort

Name: Vahe Sargsyan

Vahe Sargsyan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: February, 2019 - Present
  Responsibilities: Overall responsibility for managing the physical and personnel technology infrastructure including technology deployment, network, and system management, integration testing, and developing technical operations personnel. Vahe currently receives salary compensation of $60,000 for this role.

- **Position:** Board Member
  Dates of Service: June, 2020 - Present
  Responsibilities: Board Member

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12

months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may

not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Hexact, Inc. was formed on 02/20/2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Hexact, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Hexact, Inc. is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it

is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Hexact, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Hexact, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Stepan Aslanyan	5,000,000	Common Stock	57.07%

The Company's Securities

The Company has authorized Common Stock, SAFE, SAFE, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 812,195 of Common Stock.

Common Stock

The amount of security authorized is 11,000,000 with a total of 8,760,000 outstanding.

Voting Rights

One vote per share. Please note the voting rights of shares sold in this offering include a voting proxy, see below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stock Options

Please note the above amount outstanding does not include 500,000 shares reserved as stock options.

SAFE

The security will convert into standard preferred stock or safe preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $185,530.65
Interest Rate: %
Discount Rate: %
Valuation Cap: $5,300,000.00
Conversion Trigger: Equity Financing

Material Rights

There are no material rights associated with SAFE.

SAFE

The security will convert into standard preferred stock or safe preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $50,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $7,050,000.00
Conversion Trigger: Equity Financing

Material Rights

There are no material rights associated with SAFE.

SAFE

The security will convert into Standard preferred stock or safe preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $100,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $5,300,000.00
Conversion Trigger: Equity Financing

Material Rights

There are no material rights associated with SAFE.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $285,530.65
  Use of proceeds: working capital and operating expenses
  Date: January 27, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $50,000.00
  Use of proceeds: working capital and operating expenses
  Date: April 21, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $30,000.00
  Use of proceeds: working capital and operating expenses
  Date: December 01, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $10.00
  Number of Securities Sold: 1,000,000
  Use of proceeds: Stepan Aslanyan purchased from Company
  Date: July 27, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $10.00
  Number of Securities Sold: 1,000,000
  Use of proceeds: Vahe Sargsyan joined as co-founder
  Date: July 27, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $5.00
  Number of Securities Sold: 500,000
  Use of proceeds: Gevorg Muradyan joined as co-founder
  Date: July 27, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $5.00
  Number of Securities Sold: 500,000

Use of proceeds: Armen A Avakian joined as co-founder
Date: July 27, 2020
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $5.00
  Number of Securities Sold: 500,000
  Use of proceeds: Christopher Closset joined as co-founder
  Date: July 27, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $2.00
  Number of Securities Sold: 200,000
  Use of proceeds: Hayk Petrosyan joined as co-founder
  Date: March 30, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

For the fiscal year 2021, the company generated revenue of $479,684, compared to $164,209 in the previous year, showing a significant increase in revenue.

Cost of sales

Cost of sales (advertising and marketing) in 2021 was $83,504, an increase of approximately $62,760, from costs of $20,744 in fiscal year 2020.

In 2021, the company raised a pre-seed round and increased expenses for faster growth, including advertising and marketing expenses of $83,504.

Gross margins

2021 gross profit was negative $(54,967) compared to 2020 with $37,356 gross profit.

After funding, we consciously increased the spending on cloud infrastructure, developing a more secure environment and product development, to bring product quality and security to a higher level.

Expenses

The Company's operating expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services. Expenses in 2021 increased by $128,577 from 2020. Approximately $60,000 of this increase was due to increased compensation and benefits costs. The Company started paying co-founders who work in the company as a primary job.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because company revenue and user-base are growing constantly 3 years in a row. Past cash was primarily generated through sales. Our goal is to double the revenue in 2023 compared to the previous year.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company has $25,000 cash on hand and ongoing daily revenue.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The company has an ongoing revenue and has an access to loans when needed.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The existing revenue is enough to keep the company viable, the funds are required for faster growth and faster product development.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will continue the operations as usual, but exercise less intensive development plans as we would do when raising the goal amount. This is based on a planned expenses increase, at this moment company operates by the revenue generated from the sales.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 18 months with revised expences. This is based on a planned expenses increase, to fasten the growth and product develoment.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We are planning to raise additional funding from institutional VCs later this year.

Indebtedness

- **Creditor:** Tigran Bayburtsyan (in exchange of shares)
  Amount Owed: $80,000.00
  Interest Rate: 0.0%
  Maturity Date: December 01, 2023

- **Creditor:** Stripe Capital (the interest is fixed so included in total amount)
  Amount Owed: $105,907.91
  Interest Rate: 0.0%
  Maturity Date: June 21, 2024

- **Creditor:** PayPal Workin Capital (the interest is fixed, so included in total amount)
  Amount Owed: $22,858.98
  Interest Rate: 0.0%
  Maturity Date: June 01, 2025

- **Creditor:** Hexact LLC
  Amount Owed: $143,795.00

Interest Rate: 0.0%
Maturity Date: May 01, 2023

Related Party Transactions

- **Name of Entity:** Hexact LLC
  Names of 20% owners: Stepan Aslanyan owns 100% of the entity
  Relationship to Company: 100% Hexact LLC is owned by Stepan Aslanyan, the 100% of the company will be transferred to Hexact Inc for $1 price
  Nature / amount of interest in the transaction: Hexact LLC is an entity formed in Armenia and used to hire a team that works in Armenia.
  Material Terms: Hexact LLC charges Hexact Inc for software development and maintenance services

Valuation

Pre-Money Valuation: $10,774,800.00

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors.

Primarily, the valuation is an approximate 11.9x multiple on the company's 2022 FY revenue of $1 million (please note these financials have not been reviewed or audited by a CPA yet at the launch of this offering). This marks the third consecutive year of 2x year-over-year revenue growth for the company. Based on industry research of publicly available EBITDA multiples, it is common for software companies to use a 21.77 multiple (source: Equidam). As our business was incorporated in 2019, we conservatively are utilizing an 11.9X multiple. In addition, we reviewed research for growth benchmarks for private SaaS companies. The SaaS market surveys indicate that our company's growth performance surpasses the median (Source: https://www.saas-capital.com/blog-posts/growth-benchmarks-for-private-saas-companies/).

Disclaimers

Based on the above analysis, we determined our pre-money valuation independently without a formal third-party evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the company only has one class of common stock, and (ii) the company does not have any outstanding options or warrants.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $335,530.65 in SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.90 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $998,999.85, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  45.0%
  We will use 45% of the funds raised for market and customer research, new product development and market testing.

- *Company Employment*
  35.0%
  We will use 35% of the funds to hire key personnel for daily operations, including the following roles: Back-end developers, Sales, Product Manager. Wages to be commensurate with training, experience and position.

- *Working Capital*
  14.5%
  We will use 14.5% of the funds for working capital to cover expenses for the product expansion as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://hexact.io/ (https://hexact.io/for-investors/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/hexact

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Hexact, Inc.

[See attached]

Hexact, Inc. (the "Company") a Delaware Corporation

Consolidated Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Hexact, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
February 8, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	10,917	18,410
Total Current Assets	10,917	18,410
Non-current Assets		
Domain Name, net of Accumulated Amortization	5,100	-
Total Non-Current Assets	5,100	-
TOTAL ASSETS	16,017	18,410
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Deferred Revenue	1,127	263
Short Term Debt	48,580	-
Total Current Liabilities	49,707	263
Long-term Liabilities		
Notes Payable - Shareholder Loan	-	2,500
Convertible Notes - Shareholder Loan	30,000	30,000
Future Equity Obligations	225,000	-
Total Long-Term Liabilities	255,000	32,500
TOTAL LIABILITIES	304,707	32,763
EQUITY		
Common Stock	97	95
Treasury Stock	(50,000)	-
Accumulated Deficit	(238,787)	(14,448)
Total Equity	(288,690)	(14,353)
TOTAL LIABILITIES AND EQUITY	16,017	18,410

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	**$ Amount**	**Treasury Stock**	**Accumulated Deficit**	**Total Shareholder Equity**
Beginning Balance at 1/1/2020	700,000	80	-	(12,499)	(12,419)
Issuance of Common Stock	7,500,000	15	-	-	15
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-	-	-	(1,949)	(1,949)
Ending Balance 12/31/2020	8,200,000	95	-	(14,448)	(14,353)
Issuance of Common Stock	200,000	2	-	-	2
Repurchase of Common Stock	-	-	(50,000)	-	(50,000)
Net Income (Loss)	-	-	-	(224,339)	(224,339)
Ending Balance 12/31/2021	8,400,000	97	(50,000)	(238,787)	(288,690)

Statement of Operations

	Year Ended December 31,	
	2021	2020
Revenue	479,684	164,209
Cost of Revenue	534,651	126,853
Gross Profit	(54,967)	37,356
Operating Expenses		
Advertising and Marketing	83,504	20,744
General and Administrative	82,678	18,561
Amortization Expense	1,700	-
Total Operating Expenses	167,882	39,305
Operating Income (loss)	(222,848)	(1,949)
Other Expense		
Interest Expense	1,491	-
Total Other Expense	1,491	-
Earnings Before Income Taxes	(224,339)	(1,949)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(224,339)	(1,949)

Statement of Cash Flows

	Year Ended December 31,	
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(224,339)	(1,949)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Amortization	1,700	-
Deferred Revenue	864	263
Net Cash provided by (used in) Operating Activities	(221,775)	(1,686)
INVESTING ACTIVITIES		
Domain Name	(6,800)	-
Net Cash provided by (used by) Investing Activities	(6,800)	-
FINANCING ACTIVITIES		
Debt Issuances	48,580	-
Debt Issuance - Related Party	(2,500)	20,000
Future Equity Obligation	225,000	-
Repurchase of Common Stock	(50,000)	-
Issuance of Common Stock	2	15
Net Cash provided by (used in) Financing Activities	221,082	20,015
Cash at the beginning of period	18,410	81
Net Cash increase (decrease) for period	(7,493)	18,329
Cash at end of period	10,917	18,410

Hexact, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Hexact, Inc. ("the Company") was formed in Delaware on February 20th, 2019. The Company's ecosystem consists of 4 SaaS products working together in the same environment. The products are Hexometer, Hexowatch, Hexomatic and Hexospark.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue by selling monthly and annual subscriptions. The Company also has promo deals by selling lifetime platform access, which also requires an additional monthly subscription to use fully the platform, but does include some basic features. We recognize the income 30 days after any payments, as this is our refund period for any sales. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period. The Company recognized deferred revenue of $263 and $1,127 in 2020 and 2021, respectively.

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 3 years.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/21
Domain Name	3	6,800	(1,700)	-	5,100
Grand Total	**-**	**6,800**	**(1,700)**	**-**	**5,100**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2021.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdiction is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company has entered into convertible note agreements for the purposes of funding operations with a shareholder. The interest on the note was 10%. The amounts are to be repaid at the demand of the holder prior to conversion with a maturity in 2022. The notes are convertible into shares of the Company's common stock at a 30% discount during a change of control or qualified financing event. The note is subject to a valuation cap of $1,000,000.

The founder advanced the Company amounts to be fund operations. The balance did not accrue interest and was fully paid off in 2021. The total amount advanced was $2,500 as of December 31st, 2021.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company entered into an operating loan agreement totaling $50,000. The loan required a total repayment amount of $55,050. The loan required a repayment rate of 17.80% of daily merchant receivables. The final repayment date was scheduled for 2023. The balance of the loan was $48,580 as of December 31st, 2021.

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event without any stated discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $5.3M.

See Note 3 – Related Party Transaction for details of loan entered into with a shareholder.

See Note 7 – Subsequent Events for details of loans entered into after December 31st, 2021.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	$78,580
2023	-
2024	-
2025	-
2026	-
Thereafter	-

* The SAFEs mature during a change of control or qualified financing event which can occur in any year.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 common shares with a par value of $0.00001 per share. 8,400,000 shares were issued and outstanding as of 2021.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company repurchased 2,000,000 common shares from a shareholder in 2021 for $20 ($0.00001 per share). The 2,000,000 common shares were reallocated to two other shareholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 8, 2023, the date these financial statements were available to be issued.

The Company's operating loan mentioned in Note 5 – Liabilities and Debt disclosure has been updated, resulting in the Company received total loan proceeds of $113,300. The agreement requires a total loan repayment of $122,817, with a final repayment date in 2024. The loan requires a repayment rate of 25% of daily merchant receivables within a particular payment method.

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties totaling $335,530. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event without any stated discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $5.3M – 7.05M.

The Company repurchased shares from a shareholder resulting in 1,300,000 common shares being repurchased in December 2021, in exchange for $130,000, $50,000 of which is already paid, and the rest will be paid later; the shares are reserved for future investors.

The convertible note totaling $30,000 was converted into 360,000 shares.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Hexact is not live or open to the public at this moment.

INVEST IN HEXACT TODAY!

No-code workflow automation made easy

Hexact is a tech company with $1M in annual revenue for 2022, four live products, and over 100,000 users across 167 countries.

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


HEXACT
Offering greater accessibility to
Technology That Can Empower Anyone To Pursue A Great Idea

$0.00 Raised

REASONS TO INVEST

- Hexact reached the $1M+ annual revenue milestone in 2022, having doubled our YoY revenue for three consecutive years.
- The workflow automation market is on the cusp of rapid expansion, projected to reach $78B by 2030 with 37% YoY growth.*
- We have over 100K users in 167 countries across 7 continents driving demand-led growth and providing continuous product feedback.

*Market information provided by GlobeNewswire (source)

Invest Now
$1.23 Per Share

RAISED	INVESTORS
$0.00	0
MIN INVEST	**VALUATION**
$248.46	$10.77M

THE PITCH

Have you ever been at your computer working on a mundane task and thought: There has to be a better way, right?

Well, you're not alone... Those time-consuming tasks are like kryptonite, keeping you and your team from doing your best work. The good news is that automation, data, and AI are changing the way we work. But unless you're a developer or a larger enterprise with a sizeable budget, you're missing out on the next industrial revolution.

Hexact is on a mission, to make automation and data truly accessible to businesses of all sizes starting from just $49/mo. Our cloud-based AI platform provides sales, marketing, and research teams with one-click access to automatic workflows, zero coding required. And we believe our diverse executive team of startup veterans with multiple exits, has the experience to bring the next industrial revolution to the masses.

Simple, accessible workflow automation software


TIME-SAVING AUTOMATION
Automating Tedious, Repetitive Tasks
Our platform is designed to empower anyone with simple, accessible, and scalable automation

Hexact helps businesses automate time-consuming sales, marketing, and research tasks, enabling them to stay one step ahead of their market, catch problems quickly, and optimize employees' time. Our platform provides 1-click access to ready-made workflows to tackle common jobs to be done, so teams can focus on creativity and innovation. Our executive team, led by a startup veteran with multiple exits under his belt, hails from three different countries and speaks five languages—reflective of the growing global market we're targeting with our products.

> “Unparalleled customer support and the only scraping tool you will ever need"
>
> Thisura J. ★★★★★

*This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

THE PROBLEM & OUR SOLUTION

Workflow automation is vastly underutilized in most businesses


Mindless, Time-Consuming, And Repetitive
As much as 30% of the time and resources of skilled labor is wasted on menial tasks

Anyone who has worked an office job has found themselves completing some type of mindless, time-consuming, and repetitive task. This type of rote work not only wastes valuable time, but is also understimulating, leaving workers feeling bored while their talents go underutilized. And despite the current revolution in automation and AI, most types of mundane tasks are still performed manually, due to budgetary and technological constraints. As much as 30% of the time and resources of skilled labor is wasted on menial tasks, resulting in major operational inefficiencies.

SIMPLE, ACCESSIBLE, AND SCALABLE

Building The Next Generation Of Automation Platforms


HEXOMATIC
HEXOSPARK
HEXACT
HEXOMETER
HEXOWATCH

Our no-code, cloud-based platforms disrupt the outdated norms and improves the modern workplace for employers and employees alike

Hexact is here to disrupt these outdated norms and improve the modern workplace for employers and employees alike. We’re building the next generation of automation platforms, designed from the ground up to empower anyone with simple, accessible, and scalable automation. Our no-code, cloud-based platforms make it easy for sales, marketing, and research teams to quickly and seamlessly delegate tedious and repetitive tasks such as website and competitor monitoring, outbound lead-generation, and data capture, analysis, and processing.

Our mission is to make this technology available and affordable for anyone, from solopreneurs and freelancers to SMEs and even larger corporations. We keep it simple and operate on a standard SaaS model, with monthly and annual subscriptions.



> "It feels like it does everything!"
>
> Jeremy M. ★★★★★

*This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

THE MARKET & OUR TRACTION

Growth in a multi-billion-dollar market


$78B
The expected workflow automation market by 2030, with a CAGR of 23%

The workflow automation market is expected to hit a whopping $78B by 2030, with a CAGR of 23%. While certain major tech giants are already investing in automation, most companies haven't even scratched the surface, providing us with enormous opportunities for growth and impact. At Hexact we're targeting three main industry functions: Marketing, Sales, and Research. Thus far, we've mainly targeted U.S. customers, but we're beginning to gain traction internationally.

100K+ Users Welcomed

$200K+ Generated Ahead of Public Launch

We've hit $1M In Annual Revenue

ENORMOUS OPPORTUNITIES

Gaining Traction Internationally

While certain major tech giants are already investing in automation, most companies haven't even scratched the surface

Since 2019, Hexact has successfully launched four products to market and welcomed over 100,000 users, and we've hit the $1M mark in annual revenue for the 2022 Fiscal Year. We've doubled our YoY revenue for three consecutive years, thanks to demand-based growth from our active and expanding customer base. Our last two product launches leveraged a Kickstarter-style pre-launch model, generating more than $200K ahead of our public launch and attracting an engaged community of early adopters. Our customer base has been pivotal to the success of our launches, providing regular user feedback, with active involvement in R&D. Unlike other competitors in the space, Hexact does not charge a massive upfront setup cost, nor do our products require a developer to connect and implement the various services. We pride ourselves on accessibility, affordability, and simplicity.

> " It is a tool that from all on our list has saved us most money and time and takes repetitve tasks from our daily routine.
>
> Vitaly M. ★★★★★

*This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

WHY INVEST

Market opportunity + user-approved products + scalability


Join Us As We Make Our Technology
Available And Affordable For Anyone

It’s staring you right in the face: This is in the future of business intelligence solutions. Hexact checks all the key boxes: Product-market fit ✅, loyal and engaged customer base ✅, savvy and experienced leadership team ✅, ability to scale quickly ✅, and growth potential ✅. We believe we've only just tapped into a fraction of the opportunity within the U.S. and global markets, and in 2023, we hope to continue our revenue trend. With this round of investment, we’ll be expanding our business development and sales team, adding to our outbound marketing efforts, and making continuous product upgrades based on regular user feedback. We may be biased, but you don’t want to sleep on the next industrial revolution.

ABOUT

HEADQUARTERS	VALUATION
1250 E. Hallandale Beach Blvd Hallandale Beach, FL 33009	**$10.77M**

Hexact is a tech company with $1M in annual revenue for 2022, four live products, and over 100,000 users across 167 countries.

TEAM



Christopher George Michel Closset
CMO & Board Member

Chris Closset, CMO, is an eCommerce maverick who loves to challenge the status quo. He is a natural born possibilitarian with a healthy dose of OCD.



Gevorg Muradyan
Country Manager & Board Member

An expert in system architecture with deep insights into processes and operational constraints under it, with a Ph.D. in Physics. 20+ years of experience of working in science, and for government and private companies worldwide.



Stepan Aslanyan
CEO & Board Director

Serial entrepreneur with 20+ years of experience and multiple exits.



Vahe Sargsyan
CTO & Board Member

I'm Vahe Sargsyan the Chief Technology Officer at Hexact with over 10 years of deep technical experience developing, implementing, and supporting complex infrastructures.



Armen Avak Avakian
CBDO & Board Member

Mr. Armen A. Avakian is the Co-Founder & CBDO at Hexact inc. He was previously Partner/Regional Director at the Garrison Marketing Group. Armen has personally overseen projects that cover over 120 brands worldwide. He has operated in over 25 countries. His client list includes, but is not limited to Danone, Carlsberg, Raiffeisen, etc. Armen is a Professor of Marketing(MBA level) at the American University of Armenia. He has previously also taught at CEU Business School, Skolkovo, IE Business School, etc. Armen is a published marketer with articles in leading marketing and advertising magazines in different countries.

TERMS

Hexact

Overview

PRICE PER SHARE
$1.23

VALUATION
$10.77M

DEADLINE
Invalid Date

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$248.46

OFFERING TYPE
Equity

MAX INVESTMENT
$998,999.85

ASSET TYPE

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
8,130

MAX NUMBER OF SHARES OFFERED
812,195

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company :	**Hexact, Inc.**
Corporate Address :	**1250 E. Hallandale Beach Blvd, Hallandale Beach, FL 33009**
Offering Minimum :	**$9,999.90**
Offering Maximum :	**$998,999.85**
Minimum Investment Amount (per investor) :	**$248.46**

Terms

Offering Type :	**Equity**
Security Name :	**Common Stock**
Minimum Number of Shares Offered :	**8,130**
Maximum Number of Shares Offered :	**812,195**
Price per Share :	**$1.23**

Pre-Money Valuation : $10,774,800.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives

Time-Based:

Friends and Family Early Birds

Invest within the first 7 days and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first 14 days and receive 15% bonus shares.

Early Bird Bonus

Invest within the first 30 days and receive 10% bonus shares.

Amount-Based:

$500+ | Tier 1

Invest $500+ and receive 5% Bonus Shares.

$1,000+ | Tier 2

Invest $1,000+ and receive 7% Bonus Shares.

$2,500+| Tier 3

Invest $2,500+ and receive 10% Bonus Shares + 1-year free access to 1 product of your choice.

$5,000+ | Tier 4

Invest $5,000+ and receive 15% Bonus Shares + 1-year free access to 2 products of your choice.

$10,000+ | Tier 5

Invest $10,000+ and receive 20% Bonus Shares + 1-year free access to 4 products.

Invitation to join Hexact's LinkedIn Investor community for ALL investors

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Hexact, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.23 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $123. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

Ice breaker! What brought you to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP — SUBMIT ORDER — FUNDS IN TRANSIT — FUNDS RECEIVED — FUNDS INVESTED

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

How much can I invest?

When will I receive my shares?

What will the return on my investment be?

Can I cancel my investment?

What is the difference between Regulation Crowdfunding and Regulation A+?

More FAQs

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

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Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

Hexact is not live or open to the public at this moment.

INVEST IN HEXACT TODAY!

No-code workflow automation made easy

Hexact is a tech company with $1M in annual revenue for 2022, four live products, and over 100,000 users across 167 countries.

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


HEXACT
Offering greater accessibility to
Technology That Can Empower Anyone To Pursue A Great Idea

$0.00 Raised

Invest Now
$1.23 Per Share

RAISED	INVESTORS
$0.00	0
MIN INVEST	**VALUATION**
$248.46	$10.77M

REASONS TO INVEST

- Hexact reached the $1M+ annual revenue milestone in 2022, having doubled our YoY revenue for three consecutive years.
- The workflow automation market is on the cusp of rapid expansion, projected to reach $78B by 2030 with 37% YoY growth.*
- We have over 100K users in 167 countries across 7 continents driving demand-led growth and providing continuous product feedback.

*Market information provided by GlobeNewswire (source)

THE PITCH

Have you ever been at your computer working on a mundane task and thought: There has to be a better way, right?

Well, you're not alone... Those time-consuming tasks are like kryptonite, keeping you and your team from doing your best work. The good news is that automation, data, and AI are changing the way we work. But unless you're a developer or a larger enterprise with a sizeable budget, you're missing out on the next industrial revolution.

Hexact is on a mission, to make automation and data truly accessible to businesses of all sizes starting from just $49/mo. Our cloud-based AI platform provides sales, marketing, and research teams with one-click access to automatic workflows, zero coding required. And we believe our diverse executive team of startup veterans with multiple exits, has the experience to bring the next industrial revolution to the masses.

Simple, accessible workflow automation software

TIME-SAVING AUTOMATION

Automating Tedious, Repetitive Tasks

Our platform is designed to empower anyone with simple, accessible, and scalable automation



Hexact helps businesses automate time-consuming sales, marketing, and research tasks, enabling them to stay one step ahead of their market, catch problems quickly, and optimize employees' time. Our platform provides 1-click access to ready-made workflows to tackle common jobs to be done, so teams can focus on creativity and innovation. Our executive team, led by a startup veteran with multiple exits under his belt, hails from three different countries and speaks five languages—reflective of the growing global market we're targeting with our products.

> “Unparalleled customer support and the only scraping tool you will ever need"
>
> Thisura J. ★★★★★

*This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

THE PROBLEM & OUR SOLUTION

Workflow automation is vastly underutilized in most businesses


Mindless, Time-Consuming, And Repetitive
As much as 30% of the time and resources of skilled labor is wasted on menial tasks

Anyone who has worked an office job has found themselves completing some type of mindless, time-consuming, and repetitive task. This type of rote work not only wastes valuable time, but is also understimulating, leaving workers feeling bored while their talents go underutilized. And despite the current revolution in automation and AI, most types of mundane tasks are still performed manually, due to budgetary and technological constraints. As much as 30% of the time and resources of skilled labor is wasted on menial tasks, resulting in major operational inefficiencies.

SIMPLE, ACCESSIBLE, AND SCALABLE

Building The Next Generation Of Automation Platforms


HEXOMATIC
HEXOSPARK
HEXACT
HEXOMETER
HEXOWATCH

Our no-code, cloud-based platforms disrupt the outdated norms and improves the modern workplace for employers and employees alike

Hexact is here to disrupt these outdated norms and improve the modern workplace for employers and employees alike. We’re building the next generation of automation platforms, designed from the ground up to empower anyone with simple, accessible, and scalable automation. Our no-code, cloud-based platforms make it easy for sales, marketing, and research teams to quickly and seamlessly delegate tedious and repetitive tasks such as website and competitor monitoring, outbound lead-generation, and data capture, analysis, and processing.

Our mission is to make this technology available and affordable for anyone, from solopreneurs and freelancers to SMEs and even larger corporations. We keep it simple and operate on a standard SaaS model, with monthly and annual subscriptions.



> “It feels like it does everything!”
>
> Jeremy M. ★★★★★

*This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

THE MARKET & OUR TRACTION

Growth in a multi-billion-dollar market



$78B
The expected workflow automation market by 2030, with a CAGR of 23%

The workflow automation market is expected to hit a whopping $78B by 2030, with a CAGR of 23%. While certain major tech giants are already investing in automation, most companies haven’t even scratched the surface, providing us with enormous opportunities for growth and impact. At Hexact we’re targeting three main industry functions: Marketing, Sales, and Research. Thus far, we’ve mainly targeted U.S. customers, but we’re beginning to gain traction internationally.

100K+ Users Welcomed

$200K+ Generated Ahead of Public Launch

We’ve hit $1M In Annual Revenue

ENORMOUS OPPORTUNITIES

Gaining Traction Internationally

While certain major tech giants are already investing in automation, most companies haven’t even scratched the surface

Since 2019, Hexact has successfully launched four products to market and welcomed over 100,000 users, and we’ve hit the $1M mark in annual revenue for the 2022 Fiscal Year. We’ve doubled our YoY revenue for three consecutive years, thanks to demand-based growth from our active and expanding customer base. Our last two product launches leveraged a Kickstarter-style pre-launch model, generating more than $200K ahead of our public launch and attracting an engaged community of early adopters. Our customer base has been pivotal to the success of our launches, providing regular user feedback, with active involvement in R&D. Unlike other competitors in the space, Hexact does not charge a massive upfront setup cost, nor do our products require a developer to connect and implement the various services. We pride ourselves on accessibility, affordability, and simplicity.

> “ It is a tool that from all on our list has saved us most money and time and takes repetitve tasks from our daily routine.
>
> Vitaly M. ★★★★★

*This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

WHY INVEST

Market opportunity + user-approved products + scalability


Join Us As We Make Our Technology Available And Affordable For Anyone

It's staring you right in the face: This is in the future of business intelligence solutions. Hexact checks all the key boxes: Product-market fit ✅, loyal and engaged customer base ✅, savvy and experienced leadership team ✅, ability to scale quickly ✅, and growth potential ✅. We believe we've only just tapped into a fraction of the opportunity within the U.S. and global markets, and in 2023, we hope to continue our revenue trend. With this round of investment, we'll be expanding our business development and sales team, adding to our outbound marketing efforts, and making continuous product upgrades based on regular user feedback. We may be biased, but you don't want to sleep on the next industrial revolution.

ABOUT

HEADQUARTERS	VALUATION
1250 E. Hallandale Beach Blvd Hallandale Beach, FL 33009	**$10.77M**

Hexact is a tech company with $1M in annual revenue for 2022, four live products, and over 100,000 users across 167 countries.

TEAM



Christopher George Michel Closset
CMO & Board Member

Chris Closset, CMO, is an eCommerce maverick who loves to challenge the status quo. He is a natural born possibilitarian with a healthy dose of OCD.



Gevorg Muradyan
Country Manager & Board Member

An expert in system architecture with deep insights into processes and operational constraints under it, with a Ph.D. in Physics. 20+ years of experience of working in science, and for government and private companies worldwide.



Stepan Aslanyan
CEO & Board Director

Serial entrepreneur with 20+ years of experience and multiple exits.



Vahe Sargsyan
CTO & Board Member

I'm Vahe Sargsyan the Chief Technology Officer at Hexact with over 10 years of deep technical experience developing, implementing, and supporting complex infrastructures.



Armen Avak Avakian
CBDO & Board Member

Mr. Armen A. Avakian is the Co-Founder & CBDO at Hexact inc. He was previously Partner/Regional Director at the Garrison Marketing Group. Armen has personally overseen projects that cover over 120 brands worldwide. He has operated in over 25 countries. His client list includes, but is not limited to Danone, Carlsberg, Raiffeisen, etc. Armen is a Professor of Marketing(MBA level) at the American University of Armenia. He has previously also taught at CEU Business School, Skolkovo, IE Business School, etc. Armen is a published marketer with articles in leading marketing and advertising magazines in different countries.

TERMS

Hexact

Overview

PRICE PER SHARE
$1.23

VALUATION
$10.77M

DEADLINE
Invalid Date

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$248.46

OFFERING TYPE
Equity

MAX INVESTMENT
$998,999.85

ASSET TYPE

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
8,130

MAX NUMBER OF SHARES OFFERED
812,195

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company	**Hexact, Inc.**
Corporate Address	**1250 E. Hallandale Beach Blvd, Hallandale Beach, FL 33009**
Offering Minimum	**$9,999.90**
Offering Maximum	**$998,999.85**
Minimum Investment Amount (per investor)	**$248.46**

Terms

Offering Type	**Equity**
Security Name	**Common Stock**
Minimum Number of Shares Offered	**8,130**
Maximum Number of Shares Offered	**812,195**
Price per Share	**$1.23**

Pre-Money Valuation : $10,774,800.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives

Time-Based:

Friends and Family Early Birds

Invest within the first 7 days and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first 14 days and receive 15% bonus shares.

Early Bird Bonus

Invest within the first 30 days and receive 10% bonus shares.

Amount-Based:

$500+ | Tier 1

Invest $500+ and receive 5% Bonus Shares.

$1,000+ | Tier 2

Invest $1,000+ and receive 7% Bonus Shares.

$2,500+| Tier 3

Invest $2,500+ and receive 10% Bonus Shares + 1-year free access to 1 product of your choice.

$5,000+ | Tier 4

Invest $5,000+ and receive 15% Bonus Shares + 1-year free access to 2 products of your choice.

$10,000+ | Tier 5

Invest $10,000+ and receive 20% Bonus Shares + 1-year free access to 4 products.

Invitation to join Hexact's LinkedIn Investor community for ALL investors

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Hexact, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.23 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $123. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

Ice breaker! What brought you to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP → SUBMIT ORDER → FUNDS IN TRANSIT → FUNDS RECEIVED → FUNDS INVESTED

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

How much can I invest?

When will I receive my shares?

What will the return on my investment be?

Can I cancel my investment?

What is the difference between Regulation Crowdfunding and Regulation A+?

More FAQs

@ 2023 All Rights Reserved

Download on the App Store

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

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Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

MAIN VIDEO

Over 100,000 businesses adopted Hexact to help them grow in this fast-paced business environment. Let me tell you why-

Have you ever been sitting at work on your computer, copy-pasting a bunch of stuff in a spreadsheet, or spending hours researching on Google and thinking to yourself... "it's the 21st century, there has to be a better way... right?"

Well, you are not alone... In fact, according to a McKinsey study, at least 30 percent of employee activities in about 60 percent of occupations could be automated.

Those time-consuming and repetitive tasks are like kryptonite, keeping you from doing your best work.

The good news is that automation, data, and AI are changing the way we work.

But unless you're a developer or a larger enterprise with a sizeable budget, you're missing out on the next industrial revolution.

We are on a mission, to make automation and data truly accessible to businesses of all sizes, via a simple point-and-click interface.

No need to connect 3rd party services, consultants, or complex software.

By jumping into Hexact's ecosystem of products, you can do more than ever before and focus your time and energy on winning the day instead of drowning in tedious tasks.

Hexact has over 30 full-time team members in 3 countries and an engaged community we involve in the research and development of our products. Together we have deployed over 200 updates to date helping make automation affordable, accessible, and scalable.

This has helped us win multiple awards across an array of different platforms, and we are still rolling.

Hexact already has over 100,000 users with more joining every day. The workflow automation industry is growing rapidly and is expected to cross the 78 billion dollar mark in the next 7 years.

We made it easy to become an investor in Hexact by partnering with StartEngine. Click on the link below to find out how you can join our movement and make automation accessible to all.

Hexact, access the future!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.